Exhibit 1.01

Lands’ End, Inc.
Conflict Minerals Report
For the Year Ended December 31, 2015

Introduction

Lands’ End, Inc. (the “Company”) is a multi-channel retailer of clothing, accessories, footwear, and home products. The Company is including this Conflict Minerals Report (“Report”) as an exhibit to its Form SD for the year ended December 31, 2015, as required by Rule 13p-1 under the Securities Exchange Act of 1934, as amended, and Form SD (collectively, the “Conflict Minerals Rule”).

If a Securities and Exchange Commission registrant manufactures or contracts to manufacture products containing cassiterite (tin), columbite-tantalite (tantalum), gold and wolframite (tungsten) (collectively, “Conflict Minerals” or “3TG”), and the 3TG are necessary to any such product’s functionality or production, the Conflict Minerals Rule requires that the registrant undertake a reasonable country of origin inquiry (“RCOI”). If, as a result of the RCOI, the registrant knows or has reason to believe that any 3TG originated in the Democratic Republic of Congo or the adjoining countries of Angola, the Republic of the Congo, Central African Republic, South Sudan, Uganda, Rwanda, Burundi, Tanzania and Zambia (collectively, the “Covered Countries”), and are not from recycled or scrap sources, the registrant must exercise due diligence on the source and chain of custody of such minerals.

Actions described in this Report as have been conducted by the Company include actions conducted on the Company’s behalf by a third party vendor.

Product Description

During 2015, the Company “contracted to manufacture” certain products for which 3TG are necessary to their functionality or production. This Report describes our efforts and due diligence measures to determine the source and chain of custody of 3TG necessary to the products we contracted to manufacture during 2015, including apparel, footwear, home fashion, jewelry and accessories. Within these products are components that can be specified but are generally obtained indirectly from other suppliers by our direct suppliers. These components may include, but are not limited to, fabrics, zippers, fashion accessories, buttons, snaps and buckles. The foregoing is not an exhaustive list of all of the Company’s product categories and components and should not be relied upon as such.

Reasonable Country of Origin Inquiry

We analyzed our supply chain to determine which products and suppliers were in-scope for purposes of the Conflict Minerals Rule. To implement the RCOI, the Company’s suppliers that were identified as in-scope through this analysis were engaged to collect information regarding the presence and sourcing of 3TG used in the products supplied to the Company. The Company believes that its RCOI was reasonably designed to determine whether such Conflict Minerals originated in the Covered Countries or came from recycled or scrap sources. Information was collected and stored using an online platform provided by a third party vendor.

The Company’s supplier engagement followed these steps:

•
An introduction email was sent to first-tier suppliers that provide products to the Company that contain, or might reasonably be expected to contain, one or more of the Conflict Minerals (“Tier-1 Suppliers”), which described the compliance requirements and requested 3TG information via a survey using the CMRT (as defined below);

•	Reminder emails were subsequently sent to each non-responsive supplier requesting survey completion; and

•	Suppliers who did not respond to email reminders were contacted by telephone to try and determine the reason for the delay and to provide further assistance for completing the survey.

An escalation process was initiated for suppliers that continued to be non-responsive after the above contacts were made.

Our RCOI utilized the Electronic Industry Citizenship Coalition (“EICC”) and Global e-Sustainability Initiative (“GeSI”) Conflict Minerals Reporting Template (“CMRT”) for data collection. The CMRT includes questions regarding a direct supplier’s conflict-free policy, its due diligence process, and its supply chain, such as the names and locations of 3TG smelters and refiners (“SORs”) and the origin of 3TG used by those facilities.

Supplier responses were evaluated for plausibility, consistency, and gaps. Additional supplier contacts were conducted to address issues, including incomplete data obtained through the CMRT, responses that did not identify SORs for listed metals, and organizations that were identified as SORs, but were not verified as such through further analysis and research. Our inquiries did not always reveal definitive answers. The survey response rate among the Company’s Tier-1 Suppliers was 80% and represented over 90% of our in-scope unit volume. Of the responding suppliers, 6% indicated that the products supplied to the Company contained one or more 3TG that was necessary to the functionality or production of such products.

Design of Due Diligence Measures

Following our RCOI, we conducted a due diligence process intended to conform in all material respects with the framework provided by the Organisation for Economic Co-operation and Development (“OECD”) Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High-Risk Areas and accompanying Supplements, an internationally-recognized due diligence framework (the “OECD Guidance”). As we do not purchase any Conflict Minerals from mines or SORs, and only contract to manufacture products covered by the Conflict Minerals Rule, we must rely on our direct suppliers to provide information regarding the origin of the Conflict Minerals that are included in such products. The OECD Guidance was written for both upstream and downstream companies in the supply chain. (Upstream companies are those between the mine and SORs. Downstream companies are those entities between the SOR and retailer.) As we are a downstream company in the supply chain, our due diligence practices were developed accordingly.

Due Diligence Measures Performed

We undertook to perform the following due diligence measures:

•
Policies and Procedures. We have a Conflict Minerals Policy, which is publicly available at www.landsend.com/sustainability/, and emphasizes our commitment to sourcing all components and materials from companies that share our values of integrity, human rights and sustainability. In addition, we have informed our suppliers that they must respond to inquiries from us regarding their use of Conflict Minerals.

We also have a Company-level mechanism to enable the reporting of grievances, including those related to Conflict Minerals.

•
Internal Measures. We have a committed team of cross functional employees which form our sustainability committee. The committee is tasked with reviewing policies and practices related to sustainability, including ensuring that due diligence program criteria related to Conflict Minerals are implemented across all levels of the Company. The committee is also responsible for overseeing the preparation of the Form SD and this Report. The committee also has the authority to engage consultants and advisors to assist with its efforts.

•
Identification and Assessment of Supply Chain Risks. We created a process to request information from our suppliers about the origin of Conflict Minerals that are necessary to the functionality or production of our products. This process is intended to identify SORs in our supply chain.

•
Respond to Identified Risks. We designed and implemented a strategy to respond to supply chain risks, which, as discussed below, included additional investigation of SORs that are known or thought to be sourcing from the Covered Countries.

•	Management Reporting. We reported risk management findings to members of the Company’s senior management.

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Annual Reporting. This Report, which constitutes our annual report on our Conflict Minerals due diligence, was prepared for filing with the Securities and Exchange Commission. This Report is available on our website at www.landsend.com/sustainability/.

•	Document Retention. The Company is retaining documentation regarding its due diligence process for 2015 in accordance with its records retention policies.

As stated above, Tier-1 Suppliers were requested to use the CMRT to identify SORs and associated countries of origin. For those SORs identified by our suppliers that are known or thought to be sourcing from the Covered Countries, additional investigation was conducted to determine the source and chain-of-custody of the regulated metals. The Company also compared the names of any SOR identified in the suppliers’ responses to the Standard Smelter Names set forth in the CMRT and the list of conflict-free SORs and country of origin information published by the Conflict-Free Sourcing Initiative (“CFSI”) Conflict-Free Smelter Program, the London Bullion Market Association Good Delivery Program and the Responsible Jewellery Council Chain-of-Custody Certification. If the SOR was not certified by these internationally-recognized schemes, the Company attempted to contact the SOR to gain more information about its sourcing practices, including countries of origin and transfer, and whether there are any internal due diligence procedures in place or other processes the SORs takes to track the chain-of-custody on the source of its mineral ores. Relevant information to review included: whether the SOR has a documented, effective and communicated conflict-free policy, an accounting system to support a mass balance of materials processed, and traceability documentation. Internet research was also performed to determine whether there were any outside sources of information regarding the SOR’s sourcing practices. Up to three contact attempts were made to SORs to gather information about the mine country of origin and sourcing practices.

Due Diligence Results

The table set forth on Schedule 1 to this Report lists the SORs identified by the suppliers we surveyed, including SORs with indications of sourcing from an unknown reserve. Not all of these SORs necessarily processed 3TG contained in our 2015 products, which are described under “Product Description” above; this is because our suppliers generally provided facility information through the CMRT at the company level, representing the suppliers’ entire product lines, and generally did not limit their CMRT responses to facility information for 3TG in products they supplied to the Company specifically. The suppliers we surveyed who identified the countries of origin of 3TG in their products identified the countries listed on Schedule 2 to this Report. Similarly, the 3TG contained in our 2015 products did not necessarily originate in the countries listed on Schedule 2 because our suppliers generally provided country of origin information via the CMRT at the company level, representing the suppliers’ entire product lines, and generally did not limit their CMRT responses to countries of origin for products they supplied to the Company specifically. Suppliers that identified a Covered Country as the country of origin for 3TG identified processing facilities that are listed as having been designated as “conflict-free” under the CFSI’s Conflict-Free Smelter Program (or have received a “conflict-free” designation from another independent third party audit program).

Steps to Improve Due Diligence

The Company supports the objective of preventing armed groups in the Covered Countries from benefitting from the sourcing of Conflict Minerals from that region. We are committed to responsible sourcing of materials for our products, including the sourcing of Conflict Minerals, and we expect that our suppliers are likewise committed to responsible sourcing. We expect our suppliers to take steps to determine if their products contain Conflict Minerals and if so, implement supply chain due diligence processes to identify sources of these minerals and support efforts to eradicate the use of Conflict Minerals which directly or indirectly finance or benefit armed groups in the Covered Countries. Accordingly, we intend to take the following steps to further mitigate the risk that the 3TG in our products finance or benefit armed groups in the Covered Countries:

•	Continue to assess the presence of 3TG in our supply chain,

•	Identify indirect component suppliers that have well-established Conflict Minerals programs,

•
Continue to compare RCOI results to information collected via independent conflict-free smelter validation programs such as the CFSI’s Conflict-Free Smelter Program, Contact SORs identified through the RCOI process to request their participation in obtaining a “conflict-free” designation from an industry program such as the CFSI’s Conflict-Free Smelter Program, and

•
Conducting ongoing communication and training with suppliers and relevant employees related to the responsibilities and expectations of the Company’s Conflict Minerals Policy and due diligence measures.

Schedule 1

The following lists the SORs that the suppliers we surveyed reported as being in their supply chains and indicates (with the * symbol) which of these SORs have been certified as complying with CFSI’s Conflict-Free Smelter Program or an equivalent third party audit program. As previously noted, not all of these SORs necessarily processed 3TG contained in our 2015 products because our suppliers generally provided facility information through the CMRT at the company level, representing the suppliers’ entire product lines, and generally did not limit their CMRT responses to facility information for 3TG in products they supplied to the Company specifically.

Smelter/Refiner	Metal
Hunan Chenzhou Mining Group Company, Limited	Gold (Au)
Huichang Jinshunda Tin Co. Ltd	Tin (Sn)
Jiangxi Copper Company Limited*	Gold (Au)
LS-NIKKO Copper Company Limited*	Gold (Au)
Malaysia Smelting Corporation (MSC)*	Tin (Sn)
Metalor Technologies (Hong Kong) Ltd*	Gold (Au)
Metalor Technologies SA*	Gold (Au)
Mineração Taboca SA	Tin (Sn)
Minsur*	Tin (Sn)
PT Timah (Persero), Tbk*	Tin (Sn)
Shandong Zhaojin Gold & Silver Refinery Company Limited*	Gold (Au)
Thaisarco*	Tin (Sn)
Umicore Precious Metals Thailand*	Gold (Au)
Yunnan Tin Group (Holding) Company Limited*	Tin (Sn)

Schedule 2

The following lists the countries of origin from which the reported SORs in Schedule 1 collectively source 3TG, based on information provided by our suppliers and the CFSI or an equivalent third party audit program. As previously noted, the 3TG contained in our 2015 products did not necessarily originate in the countries listed because our suppliers generally provided country of origin information via the CMRT at the company level, representing the suppliers’ entire product lines, and generally did not limit their CMRT responses to countries of origin for products they supplied to the Company specifically.

Australia	Malaysia
Belgium	Morocco
Bolivia	Myanmar
Brazil	Peru
Canada	Poland
Chile	Portugal
China	Rwanda
Democratic Republic of the Congo	Singapore
Ethiopia	South Africa
Germany	South Korea
Hong Kong	Sweden
India	Switzerland
Indonesia	Thailand
Japan	United Kingdom
Kazakhstan	United States